April 27, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mark Brunhofer, Senior Staff Accountant
Ibolya Ignat, Staff Accountant

Re:	Generex Biotechnology Corporation
Form 10-K for the Fiscal Year Ended July 31, 2009
Filed on October 14, 2009
File No. 000-25169

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation (the “Company”), we are requesting additional time for the Company to submit its responses to the comments of the Commission staff as set forth in your letter, dated April 16, 2010, with respect to the Company’s Form 10-K as referenced above.  We respectfully request an extension until Friday, May 7, 2010 for the Company to submit its responses to your April 16th letter.  We have confirmed via telephone with Ms. Ignat that this extension is acceptable.

Please let me know if you have any questions.  You may contact me at telephone number (215) 851-8472, by facsimile (215) 851-8383 or by e-mail at gmiller@eckertseamans.com.

Thank you.

Very truly yours,

/s/ Gary A. Miller

Gary A. Miller

cc:	Rose C. Perri, Chief Financial Officer
Mark Fletcher, Executive Vice President & General Counsel